Exhibit 99(a)(1)(B)

AMENDMENT NO. 1

TO

COMPANY NOTICE
TO HOLDERS OF
5.0% CONVERTIBLE SENIOR NOTES DUE 2029 ISSUED BY
INLAND REAL ESTATE CORPORATION
(CUSIP No. 457461AC5)

Reference is made to that certain Company Notice, dated October 16, 2014, (the “Company Notice”), addressed to holders of 5.0% Convertible Senior Notes due 2029 (the “Notes”) issued by Inland Real Estate Corporation (the “Company”) with respect to the right of each holder of the Notes to sell and the requirement of the Company to purchase the Notes, upon the terms and subject to the conditions set forth in the Notes, the indenture governing the Notes and the Company Notice.  The Company hereby amends the Company Notice as follows:

1.                                      The cover page of the Company Notice is hereby amended and supplemented by inserting a new fourth paragraph as follows:

“On October 29, 2014, the Company issued a notice of redemption of the Notes pursuant to which all outstanding Notes have been called for redemption on December 1, 2014, (the “Redemption Date”) for a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued but unpaid interest thereon to, but excluding, the Redemption Date.”

2.                                      The second paragraph on page ii is hereby deleted in its entirety.

3.                                      The following question-and-answer is added to the “Summary Term Sheet” section of the Company Notice:

What happens if I do not surrender my Notes?

If you do not surrender your Notes prior to the expiration of the Put Option, we will redeem all of your Notes at a redemption price of 100% of the outstanding principal amount of your Notes, plus accrued and unpaid interest thereon to, but excluding, December 1, 2014 (the “Redemption”).

4.                                      The response to the question, “If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?,” under the “Summary Term Sheet” section of the Company Notice is hereby amended and restated as follows:

“No. You may surrender all of your Notes, a portion of your Notes in multiples of $1,000.00 or none of your Notes. If you wish to surrender a portion of your Notes, however, you must surrender your Notes in a principal amount at maturity of $1,000 or an integral multiple thereof.  In addition, if you do not surrender all of your Notes, we will redeem all of your remaining Notes pursuant to the Redemption.”

5.                                      The last sentence under Section 2.1 of the Company Notice entitled “The Company’s Obligation to Purchase the Notes”  is hereby amended and restated as follows:

If any Notes remain outstanding following the expiration of the Put Option, the Company will redeem all of the remaining Notes pursuant to the Redemption at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, December 1, 2014.

6.                                      The fourth sentence under Section 2.3 of the Company Notice entitled “Source of Funds” is hereby amended and restated as follows:

“On October 17, 2014, we used the proceeds from our offering of 6.95% Series B Cumulative Redeemable Preferred Stock, the settlement of which occurred on October 16, 2014, to repay our revolving credit facility by $90 million, which decreased the total outstanding balance to $90 million and increased the available line of credit to $185 million.”

7.                                      Section 2.4 of the Company Notice entitled “Conversion Rights of the Notes” is hereby amended and restated as follows:

“Holders may convert their Notes into cash or a combination of cash and shares of Common Stock, at the Company’s option, at any time on or after October 15, 2029 but prior to the close of business on the second business day prior to November 15, 2029 and in other circumstances specified in the Indenture.  For example, the Indenture provides that a Holder may surrender for conversion any of the Notes called for redemption at any time prior to the close of business on the third business days prior to the redemption date. On October 29, 2014, the Company issued a notice of redemption of the Notes pursuant to which all outstanding Notes have been called for redemption on December 1, 2014. In lieu of redemption, a Holder may surrender for conversion any of the Notes called for redemption at any time prior to the close of business on November 26, 2014, the third business day prior to the Redemption Date.  The right to convert the Notes pursuant to the Indenture will expire after the close of business on the third business day prior to the Redemption Date unless the Company defaults in making the payment due upon redemption.  The current conversion rate of the Notes is 102.8807 shares of the Company’s common stock per $1,000 principal amount of the Notes.

Any Notes surrendered for repurchase may be converted in accordance with the terms of the Indenture and the Notes only if their surrender has been validly withdrawn prior to 12:00 midnight (i.e., 24:00), New York City time, on November 13, 2014, as described in Section 4 below.”

8.                                      Section 2.6 of the Company Notice entitled “Optional Redemption” is hereby amended and restated as follows:

“Prior to November 21, 2014, the Company may not redeem the notes except to preserve its status as a real estate investment trust. On or after November 21, 2014, the Company will be permitted to redeem the Notes in whole or in part, upon not less than 30 nor more than 60 days’ prior written notice to Holders, for cash equal to 100% of the principal amount of the Notes to be redeemed plus any accrued but unpaid interest to but excluding the redemption date. On October 29, 2014, the Company issued a notice of redemption of the Notes pursuant to which all outstanding Notes have been called for redemption on December 1, 2014.”

9.                                      The second paragraph under Section 10 of the Company Notice entitled “Purchases of Notes by the Company and Its Affiliates” is hereby amended and restated as follows:

“On October 29, 2014, the Company announced the redemption of all of the outstanding Notes on December 1, 2014, at a redemption price of 100% of the principal amount of the Notes to be redeemed, plus any accrued but unpaid interest thereon to, but excluding, the Redemption Date.  Holders who tender their Notes in the Put Option and do not withdraw such Notes prior to November 13, 2014, will not be able to participate in the Redemption with respect to such Notes.”

Except for the additional information described above, all of the terms and conditions set forth in the Company Notice issued to Holders and filed with the SEC on October 16, 2014, remain unchanged.

The Trustee, Conversion Agent and Paying Agent is:
Wells Fargo Bank, National Association

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
WELLS FARGO BANK, N.A.	WELLS FARGO BANK, N.A.	WELLS FARGO BANK, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9303-121	MAC N9303-121	12th Floor — Northstar East Building
PO Box 1517	Sixth & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402

Or
By Facsimile Transmission:
(612) 667-6282
Attention: Corporate Trust Operations
Telephone:
(800) 344-5128

Additional copies of the Company Notice and this Amendment No.1 may be obtained from the Paying Agent at its address set forth above.

The date of this Amendment No. 1 to the Company Notice is October 29, 2014.